PRESS RELEASE
CZN-TSX CZICF-OTCBB	August 14, 2007

CANADIAN ZINC REPORTS SECOND QUARTER 2007 RESULTS
UNDERGROUND EXPLORATION CONTINUES AT PRAIRIE CREEK MINE
$35 MILLION CASH POSITION

Vancouver – August 14, 2007 -- Canadian Zinc Corporation (“TSX-CZN”) reports filing of its unaudited financial statements for the period ended June 30, 2007.  The Company reported a net loss for the second quarter of $171,408 compared to a loss of $326,146 in the second quarter of 2006.  For the first half of 2007 the Company reported a loss of $235,876 compared to a loss of $481,292 in the first half of 2006.

During the first half of 2007 the Company invested approximately $4 million in exploration and development on the Prairie Creek property.  Subsequent to the end of the period the Company raised $10 million in a private placement financing.  As at August 10, 2007 Canadian Zinc had cash and short term investments of approximately $35 million placing the Company in a very strong financial position.

This press release should be read in conjunction with the unaudited financial statements and notes thereto, and Management’s Discussion & Analysis for the quarter ended June 30, 2007 available on SEDAR at www.sedar.com

Progress at Prairie Creek

The Company’s principal focus is its efforts to advance the Prairie Creek project towards production. During the first half of 2007 the Company invested $4,048,438 on the Prairie Creek project, principally on underground exploration drilling.  The 2007 program, which ran successfully throughout the winter months, included the continuation of underground drilling program which commenced in 2006.  Underground drilling was carried out from drill stations at 50 meter intervals along a new 400 meter internal decline alongside the main vein that is advancing to the north.  As of June 30, 2007, 41 drill holes totaling 8,217 meters of drilling from six drill stations had been completed with encouraging results. (See press releases dated January 9, 2007, March 5, 2007, March 22, 2007, April 24, 2007, June 4, 2007, July 5, 2007).

The following are selected highlights:

Hole Number	Estimated True Thickness and Grade
PCU-07-022	4.92 metres @ 15.44% Pb;19.75% Zn and 282 g/t Ag
PCU-07-032	4.89 metres @ 25.83% Pb; 9.13% Zn and 561 g/t Ag
PCU-07-040	5.17 metres @ 24.35% Pb; 7.72% Zn and 242 g/t Ag

The Phase One underground drilling program is now complete and the results, which will increase confidence in tonnage and grade, will be incorporated into a new mineral resource estimation report (NI 43-101 standard).  Minefill Services Inc. has been commissioned to prepare the report.

In Phase Two of the 2007 underground exploration programme, the decline tunnel is being extended within the hanging wall of the vein a further 250 metres to establish an additional five drill stations.  In preparation for this decline extension underground ventilation, electrical, ground support and equipment were upgraded.  Mining of the decline extension recommenced in mid July 2007, with underground drilling of the next five sections expected to start again in September.

Concurrent with the underground exploration program, the Company initiated a helicopter portable surface drilling program.  This drill program was designed to further evaluate surface geochemical anomalies found in soils on the Gate Claims, which have never been drilled, and to further explore mineralized zones along the strike of mine mineralization, which have only received limited amount of drilling (See press release July 12, 2007).  These historically known mineral zones extend over a strike length of 16 kilometres and have returned significant zinc, lead and silver values, including last year’s drill hole PC06-167 on Zone 8, located approximately five kilometres south of the Prairie Creek mine site, that recorded 2.7 metres of 18.36% lead, 14.88% zinc, and 297 gpt silver.

Continued progress was made on permitting at Prairie Creek.  On April 10, 2007, the Mackenzie Valley Land and Water Board issued Land Use Permit MV2003F0028 to operate a winter road from the Prairie Creek mine site to the Liard Highway.  The permit is valid for a period of five years to April 10, 2012.

Alan Taylor, P.Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Outlook

A budget of $9.0 million has been approved for the planned Prairie Creek programs for 2007.  Plans for the remainder of 2007 include continuing the Company’s ongoing underground exploration and infill drilling programme, as well as a helicopter supported diamond drill exploration program on the Prairie Creek property outside the immediate currently known resource area.  At the same time, ongoing technical studies will continue along with permitting activities to advance the project towards commercial production.  Once preliminary permitting requirements are completed the applications for the Land Use Permit and Water Licence for the commercial operation of the Prairie Creek Mine will be filed during the year.

About Canadian Zinc Corporation

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Canadian Zinc has 120,207,950 shares outstanding and is listed on the Toronto Stock Exchange under the symbol “CZN”.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company.The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com